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February 18, 2000


Board of Directors
TekInsight.com, Inc.
5 Hanover Square - 24th  Floor
New York, NY  10004

Attention:  Mr. Damon Testaverde

Dear Sirs:

         We understand that TekInsight.Com, Inc. (the "Company" or "TEKS"), Astratek, Inc. ("Merger Co.") and Data Systems Network Corporation ("DSNC") have entered into an Agreement and Plan of Merger, (the "Agreement"), whereby, among other things, TEKS will acquire 100% of the capital stock of DSNC by the merger of DSNC with Merger Co., a wholly-owned subsidiary of TEKS incorporated under New York law. It is contemplated that DSNC will merge with MergerCo in a statutory merger under New York law (the "Merger"), with MergerCo as the surviving corporation of the Merger.

         The Merger will become effective at the date and time of the filing by the parties to the Agreement filing a Certificate of Merger with the Secretary of State of the State of New York and the filing of a Certificate of Merger with the Michigan Department of Consumer and Industry Services - Corporation; Securities and Land Development Bureau (the "Effective Time"). At the Effective Time and subject to the terms and conditions of the Agreement and the applicable provisions of New York Law and Michigan Law, DSNC shall be merged with and into Merger Co., the separate corporate existence of DSNC shall cease and MergerCo shall continue as the surviving corporation. As consideration for the Merger (the "Merger Consideration"), subject to the provisions contained in the Agreement, all outstanding shares of DSNC capital stock will be exchanged for that number of shares of a newly-created series of TEKS preferred stock (the "Series A Preferred Stock") that is equal to that number of shares of TEKS common stock having a market value at Merger closing of $12,500,000 (the "Purchase Price"). The market value of TEKS common stock at Merger closing will be equal to the average closing price for TEKS common stock, as reported by the Nasdaq Smallcap Market, for the ten (10) consecutive trading days ending on the trading day that immediately precedes the closing date of the Merger (the "Average Price"). In the event that the Average Price is equal to a price that is $5.00 or more but less than $7.00, the Purchase Price shall be adjusted to equal $16,000,000 (the "First Increased Purchase Price"); and in the event that the Average Price is equal to $7.00 or more, the Purchase Price shall be adjusted to equal $18,000,000 (the "Second Increased Price"). As a result of any such increase in the Average Price, the number of Series A Preferred Stock shares issuable to DSNC shareholders shall be proportionately increased per the terms of the Agreement.

         You have requested our opinion, as financial advisors, as to the fairness of the Merger Consideration, from a financial point of view, to the Company.
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         In conducting our analysis of DSNC and arriving at our opinion as expressed herein, we have reviewed and analyzed certain financial and other information of DSNC that was publicly available, including filings made with the Securities and Exchange Commission (the "SEC"). The documents reviewed by Valuemetrics include, but are not limited to:

(i) Audited financial statements (filed with the U.S. Securities and Exchange Commission) for the fiscal years ended December 31, 1996 through December 31, 1998;

(ii) Unaudited financial statements (filed with the U.S. Securities and Exchange Commission) for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

(iii) Unaudited management prepared forecasted income statements for the fiscal years ending December 31, 1999 and 2000;

(iv) Unaudited management prepared forecasted balance sheet for the year ending December 31, 2000;

(v)    Management prepared schedule of Net Operating Losses;

(vi) List of the ten largest customers of Data Systems Network for each fiscal year 1998 and 1999;

(vii) List of the ten largest vendors of Data Systems Network for each fiscal year 1998 and 1999;

(viii) Schedule of share ownership prepared by American Stock Transfer & Trust Company as of 12/31/1999;

(ix) Schedule of options ownership prepared by management dated January 24, 2000;

(x) The stock price trading history of the Company's shares as traded in the over-the-counter market currently under the OTC Bulletin Board under the symbol DSYS;

(xi) Letter to the Audit Committee and Board of Directors of Data Systems Network Corporation from the Company's Auditor, Plante & Moran, LLP dated May 21, 1998;

(xii) Letter to the Board of Directors of Data Systems Network Corporation from the Company's Auditor, Grant Thornton, LLP dated September 14, 1999;

(xiii) Draft Agreement and Plan of Merger dated February 18, 2000 by and among TekInsight.Com, Inc., Astratek, Inc. and Data Systems Network Corporation; and

(xiv) Letter of Intention of the merger between Data Systems Network Corporation and TekInsight. Corn, Inc, dated January 18, 2000.
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         In addition, Valuemetrics has reviewed available industry and market research and publicly available financial and stock performance data of companies that we deemed comparable to DSNC.

         In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed certain financial and other information of the Company. The documents reviewed by Valuemetrics include, but are not limited to:

(i) Audited financial statements (filed with the U.S. Securities and Exchange Commission) for the fiscal years ended June 30, 1997 through June 30, 1999;

(ii) Unaudited financial statements (filed with the U.S. Securities and Exchange Commission) for the quarters ended September 30, 1999;

(iii) Unaudited internally prepared financial statements for the quarter ending December 31, 1999;

(iv) Detailed breakdown of marketable securities holdings as of fiscal year ended June 30, 1999 and fiscal quarter ended September 30, 1999;

(v) Detailed breakdown of accounts of the audited income statement for the fiscal year ending June 30, 1999;

(vi) Detailed breakdown of accounts of the unaudited income statement for the fiscal quarters ending September 30, 1999 and December 31, 1999;

(vii) Unaudited management prepared forecasted income statements for the calendar years ending December 31, 2000, 2001 and 2002; and

(viii) U.S. Securities and Exchange Commission Form 8-K filing dated July 30, 1999.

         In addition, we have reviewed available industry and market research pertaining to TEKS' operations and various assets.

         In rendering our opinion, we have conducted on site due diligence and held discussions with certain officers, employees and representatives (including counsel) of the Company and DSNC, respectively, concerning the business and operations, assets, present condition and future prospects of the Company and DSNC and undertook such other studies, analyses and investigations as we have deemed appropriate.
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         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify such information. We have not assumed any responsibility for the independent verification of any such information or projections provided to us and we have further relied upon the assurance of the management of the Company and DSNC that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the Company's or DSNC's assets or liabilities. We have also assumed that the transactions described in the Agreement, and related Letter Agreement, would be consummated on the terms set forth therein, without waiver of any such terms.

         We have assumed, with the consent of the Company and DSNC, that the Merger will comply with applicable federal and state laws, including, without limitation laws relating to bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect affecting creditors' rights generally.

         As part of our professional services, we are regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, leveraged buyouts, sales of unlisted securities, and valuations for estate, corporate and other purposes. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Subsequent developments may affect this opinion, and we disclaim any obligation to update, revise or reaffirm this opinion.

         This letter and our opinion as expressed herein are for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. The Board of Directors of the Company may rely upon this opinion with respect to the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger. In addition, in rendering this opinion, we do not express any view as to the prices at which the Company's securities may trade prior to or following the Merger. This letter does not constitute a recommendation by our firm to any particular member of the Board of Directors or to any stockholder as to how such member or stockholder should vote in connection with the Merger. We understand that this Opinion will be filed with the SEC and distributed to DSNC stockholders as part of a Proxy Statement relating to the Merger. We hereby consent to the foregoing use of this letter. Otherwise, this letter and the contents hereof may not be published, disseminated, referred to, summarized, described or otherwise used, nor shall any public reference to Valuemetrics, Inc. be made, without our prior written consent (except in documents or communications filed with the SEC and NASDAQ, including any proxy statements). As you are aware, we will receive a fee for our services to the Board of Directors in connection with rendering this opinion, and the Company has indemnified Valuemetrics for certain liabilities arising out of this engagement including those which result, under certain circumstances, from the rendering of this opinion.

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         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid under the terms of the Agreement and in connection with the Merger is fair, from a financial point of view, to the Company.



                                         Very truly yours,



                                         VALUEMETRICS, INC.